January 19, 2006

Mail Stop 4561

Martha L. Long
Senior Vice President
National Property Investors 7
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602

      Re:	National Property Investors 7
			Schedule 14A Proxy Statement
			Filed December 16, 2005
			Response filed January 6, 2006
			File No. 0-13454

Dear Ms. Long:

      This is to advise you that we have limited our review of the above proxy statement to the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. We note your response to previous comment 1; however, it appears that your transaction does involve the sale of substantially all of the remaining assets to an "affiliate" as contemplated by Rule
13e-
3(a)(3). In this regard, we note the sale of the property is part of a larger transaction involving the sale of nine properties that could benefit AIMCO as indicated by you in the "Description of the Transaction" section. In addition, it appears that the transaction will have the effect of causing the class of equity securities to be held by less than 300 persons since the dissolution is contingent on the sale which will result in shareholders losing their interest in the public limited partnership. Please file the Schedule 13E-3 as previously requested.

      As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revisions to expedite our review. Please furnish a cover letter with your revised document that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised document and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Please direct any questions to Charito A. Mittelman at (202) 551-3402, or the undersigned at (202) 551-3694.

      Sincerely,



Owen Pinkerton
Senior Counsel

cc: 	Jonathan L. Friedman, Esq.  (via facsimile)



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Martha L. Long
National Property Investors 7
January 19,2006
Page 2